Filed by Quantum Corporation Pursuant to Rule 425

Under the Securities Act of 1933

And Deemed Filed Pursuant to Rule 14a-12

Under the Securities Exchange Act of 1934

Subject Company: Advanced Digital Information Corporation

Commission File No.: 0-21103

July 19

All-Employee Email from Rick Belluzzo on New Executive Team

Now that we’ve received clearance to proceed with the ADIC acquisition from the necessary governmental authorities and expect to close the acquisition in about 30 days, I wanted to announce the top-level leadership team and organizational model for the combined company. In many ways, this is the most critical element of our integration planning, and, over the past two months, I’ve gathered input from customers, partners, investors and people across both companies. This has been very helpful as I’ve worked to define a team and organizational model that will enable us to deliver on the three primary goals we identified in announcing the definitive agreement. As you may recall, these three equally important goals are to: 1) expand our market access, 2) create a stronger growth platform and 3) improve our financial position.

New Quantum Executive Team

The new Quantum Executive Team will include leaders from both Quantum and ADIC, which I believe is essential to our success as a combined company. Together, we will focus on increasing revenue and profits by executing on our strategy and removing obstacles that stand in our way.

The six people who will join me on this new Executive Team once the acquisition closes are:

•	Howard Matthews (President and COO). Howard will continue in this role, driving operational performance, product execution, and quality. He will directly manage the product elements of Quantum, including Engineering (our Removable Storage and Automation and Tiered Storage Systems groups), Manufacturing Operations and Media Storage Solutions. Under Howard’s leadership, we have completed last year’s challenging set of product transitions, improved quality, defined a strong operations strategy, and generally made Quantum a more competitive company. I’ve enjoyed partnering with Howard and look forward to working with him on continuing our progress.

•	Bill Britts (Executive Vice President, Sales, Marketing and Service). Bill will join the company from ADIC and, in a position similar to that he now holds, will manage all the go-to-market elements of Quantum. This is a new position at Quantum that will oversee Sales, Marketing, and the customer-facing aspects of Service. Bill has been very successful building a strong sales and marketing organization within ADIC, and his goal at Quantum will be to construct a tightly integrated organization that drives revenue growth and strong customer engagement.

•

Jon Gacek (Executive Vice President and CFO). Jon has been a very active CFO at ADIC and will play an even broader role at Quantum as head of Finance, IT, and Facilities. Finance and IT, in particular, will be absolutely critical in helping us achieve our goals as a combined company. As he has done at ADIC, Jon will also continue to provide strong executive leadership with key partners such as EMC, IBM and Dell.

•	Andy Panayides (Vice President, Corporate Development, Strategy and Integration). Andy, who currently oversees our Corporate Strategy and Business Development group, will be focused on providing overall leadership to the integration process. He has tremendous experience in this area, which will be even more important moving forward given the size and scope of the new Quantum.

•	Shawn Hall (Vice President and General Counsel). Shawn will continue in his role at Quantum, managing the Legal organization and our corporate governance processes. Over the last several years, he has played a critical role in resolving a number of important legal matters and developing a strong corporate governance foundation.

•	Barbara Barrett (Vice President, Human Resources). Barbara will continue to manage our HR function in the combined company. She has played a key role in helping Quantum through various transitions over the last several years. Going forward, we will look to Barbara and HR to help us develop a strong, integrated culture that emphasizes a winning mentality, integrity, teamwork and excellence across the company.

I’m excited about this team. We will bring together a broad base of talent and experience from both companies that will provide the leadership we need to take full advantage of our combined strengths and the greater opportunities ahead. Until the acquisition closes, however, both Quantum and ADIC will continue to be led by their respective management teams.

With Jon Gacek joining Quantum’s new Executive Team, Ned Hayes will be leaving Quantum after the acquisition closes. I want to take this opportunity to thank him for his many contributions over the past two years in helping me to transition Quantum and enhance our competitiveness. Ned was instrumental in streamlining and strengthening our financial systems and processes and helping to resolve a number of legacy issues. He also played an important role in both the Certance and ADIC acquisitions and initiating the Oracle consolidation (Project Nike). I have enjoyed working with Ned and ask you to join me in wishing him all the best for the future.

Organizational Model: Cross-Company Teams

In addition to the new Executive Team, we will also create three cross-company teams to ensure that we drive progress and performance across the new Quantum.

1.	Operations—This team will be led by Howard and will align all company activities to ensure that we meet our operational goals, including product releases, continued improvements in manufacturing operations and cost objectives.

2.	Revenue—Bill will lead this team, which will focus on customers, partners and revenue performance.

3.	Strategy— This team, which Jon, Andy and I will lead, will be responsible for ensuring that we define a successful strategy and address issues and decisions in a timely and effective manner.

In adopting this new organizational model, we must commit to eliminating silos and ensuring alignment across the company - it’s critical that we act on the basis of a common strategy and goals.

Additional Integration Planning Work

Now that I’ve named the other members of the Executive Team for the combined company, they will be working on determining their respective leadership teams. We expect these decisions to be made within the next two weeks, and they will be communicated through the special integration websites established for both Quantum and ADIC. In addition, the Quantum-ADIC integration planning teams that have been meeting over the last two months will now be able to accelerate their activities in anticipation of closing the acquisition in about 30 days and beginning the integration.

We plan to define the organizational structure within each function down to the director level by the time the acquisition closes. Then, our goal is to let all employees know whether they will be part of the combined company within 45 days following the close.

Tremendous Opportunity Ahead

In summary, let me say that as we’ve worked on the integration planning over the past two months, I’ve become even more excited about the potential of the combined company and what we will be able to achieve. Of all the changes we’ve made over the past several years, this will be the most transforming and critical one. The complementary strengths of Quantum and ADIC will provide us with a tremendous opportunity to establish the new Quantum as a leading player in the storage industry, with solid revenue growth, increased profitability, a higher stock price and more. All of us on the new Executive Team look forward to closing the acquisition and integrating as quickly as possible to take the combined company to the next level of success. We will have more to say about this at the close, but until then, I want to reiterate that both Quantum and ADIC will continue to be led by their respective management teams. I ask everyone at both companies to stay focused on the current quarter’s objectives so that we don’t lose any momentum over the next 30 days.

Thank you.

Additional Information and Where to Find It

Quantum has filed with the SEC a Registration Statement on Form S-4 in connection with the transaction, and ADIC plans to mail to its stockholders a Proxy Statement/Prospectus in connection with the transaction. The Registration Statement and the Proxy Statement/Prospectus contain important information about Quantum, ADIC, the transaction and related matters. Investors and stockholders are urged to read the Registration Statement and the Proxy Statement/Prospectus carefully. Investors and stockholders can obtain free copies of the Registration Statement and the Proxy Statement/Prospectus and other documents filed with the SEC by Quantum and ADIC through the web site maintained by the SEC at www.sec.gov. In addition, investors and stockholders can obtain free copies of the Registration Statement and the Proxy Statement/Prospectus from Quantum by contacting Investor Relations at (408) 944-4450 or IR@quantum.com, or from ADIC by contacting Stacie Timmermans at (425) 881-8004 or stacie.timmermans@adic.com.

Quantum and its directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of ADIC in connection with the transaction described herein. Information regarding the special interests of these directors and executive officers in the transaction described herein is included in the Proxy Statement/Prospectus described above.